UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: April 18, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM ANNOUNCES FOURTH QUARTER

AND ANNUAL 2005 FINANCIAL AND OPERATING RESULTS

— 52% YEAR-ON-YEAR INCREASE IN TOTAL OPERATING REVENUES —

— 76% YEAR-ON-YEAR INCREASE IN NET INCOME —

— 53% YEAR-ON-YEAR INCREASE IN OIBDA —

— APPROXIMATELY 48.5 MILLION SUBSCRIBERS AS OF TODAY

INCLUDING 3.4 MILLION SUBSCRIBERS IN THE CIS OUTSIDE OF RUSSIA –

Moscow and New York (April 18, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of wireless telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Uzbekistan and Tajikistan, today announced its financial and operating results for the fourth quarter of 2005 and year ended December 31, 2005.

During the fourth quarter of 2005 the Company continued its rapid growth, improving financial results and establishing a platform for successful operations going forward. VimpelCom’s consolidated financial statements are attached.

Commenting on today’s announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, “2005 was another great year for VimpelCom. The Company again saw strong revenue growth in excess of 50%, leading to over $3 billion turnover, record OIBDA margin of 49% and 76% growth in net income. We passed the 45 million subscriber mark by adding a record 19 million customers last year.

During 2005 we went through a major realignment of our strategy in Russia, focusing much more on revenue growth and enhancing value of the existing subscriber base. To that end, restaging of our Beeline brand and non-price driven marketing strategy were important elements in achieving our positive results last year. Strong marketing strategy, excellence in execution and a relentless focus on efficiency, are the cornerstones for our future growth in Russia.”

Mr. Izosimov concluded, “In 2005 we also continued with our CIS expansion strategy and entered the extremely important market of Ukraine as well as Tajikistan. Presence in these markets, combined with our expanding operations in Kazakhstan and recent entry into Uzbekistan, brings our total license footprint to approximately 232 million people and creates a further growth opportunity.”

The principal results of operations with comments are presented in the following tables. All definitions are presented in Attachment A. The condensed consolidated financial statements of VimpelCom are presented in Attachment B. Reconciliation of each of OIBDA, OIBDA margin, ARPU and SAC to the most directly comparable U.S. GAAP financial measures appear in Attachment C.

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VimpelCom Announces Fourth Quarter And Annual 2005 Financial And Operating Results

As discussed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and our subsequent quarterly earnings releases, the Company restated its historical financial statements for periods ending on and prior to September 30, 2004 to reflect guidance from the United States Securities and Exchange Commission contained in a letter to the accounting industry in February 2005 with respect to accounting for depreciation of leasehold improvements. In addition, starting with the first quarter of 2005 our earnings releases reflect changes made by the Company to the estimated useful life of its GSM Russian telecommunications licenses as well as a reclassification of revenues generated by the Company’s value added services. In its subscriber reporting, starting with the second quarter of 2005, the Company decided to combine its advance payment subscribers with its prepaid subscribers (see “Definitions”). The earlier reported financial statement information and subscriber information that is incorporated in this press release, including for the fourth quarter and full year 2004, were recalculated accordingly.

Key Subscriber Statistics

	As of Dec. 31, 2005	As of Dec. 31, 2004	Change Y-on-Y (%)	As of Sept. 30, 2005	Change Q-on-Q (%)
Russia	43,096,700	25,724,600	67.5%	38,401,100	12.2%
Kazakhstan	2,050,300	858,700	138.8%	1,652,000	24.1%
Ukraine	256,800	n/a	--	n/a	--
Tajikistan	26,500	n/a	--	n/a	--
Total	45,430,300	26,583,300	70.9%	40,053,100	13.4%
% of prepaid a)	96.9%	95.8%	--	96.7%	--
Active subscribers b)	37,999,500	n/a	--	33,789,700	12.5%
% of active subscribers	83.6%	n/a	--	84.4%	--
Churn (quarterly)	8.3%	5.7%	--	8.8%	--

a)	Including advance payment subscribers. Numbers for December 31, 2004 were recalculated in accordance with the Company’s practice as discussed above.
b)	Active subscribers are defined as those who in the last three months made a chargeable transaction.

The overall subscriber growth in 2005 – approximately 19 million new additions - was the highest ever recorded by the Company. On a percentage basis, growth was lower than a year ago - 70.9% in 2005 vs. 132.4% in 2004 – which is natural given the high penetration rate in Russia and our very large subscriber base.

Based on independent research, VimpelCom estimates its subscriber market share in Russia at 34.3% at the end of 2005, compared to an estimated 34.6% at the end of 2004. Based on information released by its competitor in Kazakhstan, VimpelCom’s subsidiary KaR-Tel estimates its subscriber market share in Kazakhstan at 37.2% at the end of 2005 as compared with 31.8% estimated at the end of 2004.

The annual churn rate in the past two years was stable at approximately 30% (30.4% in 2005 and 29.6% in 2004). As the Russian marketplace continues to mature and the Company shifts its focus from customer acquisition to customer loyalty and qualitative improvement of its subscriber base, a targeted retention of high-value subscribers is one of VimpelCom’s key priorities.

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VimpelCom Announces Fourth Quarter And Annual 2005 Financial And Operating Results

Key Consolidated Financial and Operating Indicators

	Three months ended			Years ended
	Dec. 31, 2005	Dec. 31, 2004*)	Change (%)	Dec. 31, 2005	Dec. 31, 2004*)	Change (%)
Total operating revenues (US$,000)	910,421	624,907	45.7%	3,211,118	2,113,002	52.0%
OIBDA (US$,000)	419,692	284,339	47.6%	1,571,310	1,026,721	53.0%
OIBDA margin	46.1%	45.5%	--	48.9%	48.6%	--
Gross margin (US$,000)	757,443	515,328	47.0%	2,668,700	1,755,014	52.1%
Gross margin percentage	83.2%	82.5%	--	83.1%	83.1%	--
Net income (US$,000)	151,748	83,742	81.2%	615,131	350,396	75.6%
Net income per share (US$)	2.97	1.87		12.05	8.50
Net income per ADS (US$)	0.74	0.47		3.01	2.13
ARPU (US$)**)	7.1	9.0	-21.1%	7.5	10.1	-25.7%
MOU (min)** )	106.5	97.3	9.5%	101.4	96.5	5.1%
SAC (US$)	13.8	12.3	12.2%	13.1	13.9	-5.8%

*) These numbers were restated in accordance with the Company’s newly adopted accounting practice as specified in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2004. These numbers also reflect changes made by the Company to the estimated useful life of its GSM Russian telecommunications licenses as well as revenues generated by the Company’s value added services.

**) Calculated on the basis of our total number of subscribers.

Significant improvements in VimpelCom’s financial and operating results in the fourth quarter and full year 2005, as compared with the fourth quarter and full year 2004, were achieved largely as a result of continued subscriber growth combined with the effects of economies of scale, stable ARPU in the course of 2005 and efficient cost control. A positive effect also came from the Company’s continued efforts to enhance the quality of its subscriber base. In the fourth quarter of 2005 we recorded a 2.3% increase in total operating revenues compared with the third quarter of 2005 in spite of the seasonal decline in usage and roaming revenue.

The fourth quarter of 2005 was considered by the market as the last quarter of rapid subscriber growth in Russia. In order to use this opportunity and attract valuable subscribers, the Company increased its investments in dealer commissions and advertising but avoided large-scale price-based promotions. Such actions helped lead to large subscriber growth in the fourth quarter of 2005, second only to the fourth quarter of 2004. Consequently, we experienced an increase in total subscriber acquisition expenses and a decline in OIBDA, net income and the corresponding margins for the fourth quarter of 2005 as compared with the third quarter of 2005. However, this seasonal deterioration in margins in the fourth quarter of 2005 was less pronounced than in the fourth quarter of 2004 due to the above mentioned factors.

SAC remains low as the Company does not subsidize handsets. During 2005 SAC varied in the range between $11 and $14, while the average 2005 SAC of $13.1 was slightly lower than the $13.9 reported for 2004.

Selling, general and administrative expenses (“SG&A”) for the year 2005, as a percentage of total operating revenues, improved slightly to 33.8%, as compared with the 34.1% reported for 2004, notwithstanding an additional expense related to the introduction of the universal service fund (USF) in May 2005. SG&A in the fourth quarter of 2005, as a percentage of total operating revenues, was 36.9%, similar to figures reported for the fourth quarters of 2004 and 2003. In absolute numbers, SG&A for the year 2005 increased as compared with the previous year primarily due to a substantially higher sales volume. In addition to this, revenue growth and business expansion in 2005 caused an increase in network maintenance costs connected with further network development.

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VimpelCom Announces Fourth Quarter And Annual 2005 Financial And Operating Results

The 2005 ARPU was $7.5, a 25.7% decline from $10.1 reported for 2004. However, the bulk of this decline appeared in the first quarter of 2005 when ARPU declined $1.7, from $9.0 in the fourth quarter of 2004 to $7.3 in the first quarter of 2005. This decline came as a residual effect of the December 2004 promotional campaign. On the other hand, the decline in ARPU between the first quarter of 2005 ($7.3) and the fourth quarter of 2005 ($7.1) was the lowest ever recorded by the Company, which can be considered as a positive development.

In 2005, VimpelCom’s capital investments for purchase of property and equipment totaled $1,635.3 million. $314.5 million was spent on acquisitions of new entities.

The Company’s management will discuss its fourth quarter and annual 2005 results during a conference call and slide presentation on April 18, 2006 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through April 25, 2006 and May 18, 2006, respectively. The slide presentation will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

VimpelCom is a leading international provider of mobile telecommunications services in Russia and Kazakhstan, with newly acquired operations in Ukraine, Tajikistan and Uzbekistan. The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s strategic and development plans and developments in the telecommunications market. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industries in Russia and the CIS, general political uncertainties in Russia and the CIS and general economic developments in Russia and the CIS, the Company’s ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian and CIS telecommunications industries will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com

- Definitions and tables are attached -

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Attachment A: Definitions

Subscriber is an authorized user of cellular services, using one SIM card (GSM) with one or several selective numbers or one handset (DAMPS) with one selective number. The number of subscribers includes employees using cellular services and excludes guest roamers and users of test SIM cards (GSM) or handsets (DAMPS).

Prepaid subscribers are those subscribers who pay for their services in advance1).

Churn rate is defined as the total number of subscribers disconnected from our network within a given period of time expressed as a percentage of the midpoint of subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for 2 months and prepaid subscribers are disconnected 6 months after their services have been blocked. We typically block a prepaid subscriber’s service in two cases: (1) their balance drops to $0 or below, and (2) an account shows no chargeable activity within 6 months. The Company retains the right to change its disconnect policy to reflect changes in business or regulatory environment.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and the one-time write-down of AMPS/D-AMPS related assets in the Samara region of $7,354 thousand in the second quarter of 2004, are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

OIBDA margin is OIBDA expressed as a percentage of total operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of total operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section.

Gross margin is defined as total operating revenues less service costs and cost of handsets and accessories sold.

Gross margin percentage is gross margin expressed as a percentage of total operating revenues.

Each ADS represents 0.25 of one share of common stock. This ratio was established effective November 22, 2004. Previously each ADS represented 0.75 of one share of common stock.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated for each month in the relevant period by dividing the Company’s service revenue during that month, including roaming revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the month. Reconciliation of ARPU to service revenues and connection fees, the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

SAC (Average Acquisition Cost Per User), a non-U.S. GAAP financial measure, is calculated as dealers’ commissions, advertising expenses and handset subsidies for the relevant period divided by the number of new subscribers added during the relevant period. Reconciliation of SAC to selling, general and administrative expenses,

________________________________________________________________________________________________________________________________________________________

1) This definition is broader than the one historically used by the Company as it includes advance payment subscribers previously (until the second quarter of 2005) presented in our operating statistics under the line “contract subscribers”.

the most directly comparable U.S. GAAP financial measure, is presented below in the tables section. The Company believes that SAC provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that SAC assists management in quantifying the incremental costs to acquire a new subscriber. SAC should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Statements of Operations

	Three months ended		Years ended
	December 31,		December 31,
	2005	2004	2005	2004

	(In thousands of US dollars, except per share (ADS) amounts)
Operating revenues:
Service revenues	US$ 900,916	US$ 612,720	US$ 3,175,221	US$ 2,070,720
Sales of handsets and accessories	7,507	11,002	30,478	38,711
Other revenues	1,998	1,185	5,419	3,571

Total operating revenues	910,421	624,907	3,211,118	2,113,002

Operating expenses:
Service costs	145,764	100,283	514,124	327,403
Cost of handsets and accessories sold	7,214	9,296	28,294	30,585
Selling, general and administrative expenses	335,666	231,064	1,085,807	720,127
Depreciation	143,425	81,971	451,152	281,129
Amortization	39,040	30,454	142,126	64,072
Impairment of long-lived assets	-	-	-	7,354
Provision for doubtful accounts	2,085	(75)	11,583	8,166

Total operating expenses	673,194	452,993	2,233,086	1,438,836

Operating income	237,227	171,914	978,032	674,166

Other income and expenses:
Interest income	4,152	1,624	8,658	5,712
Other income	6,248	5,787	18,647	7,412
Net foreign exchange loss	7,211	(948)	7,041	3,563
Interest expense	(40,035)	(33,957)	(147,448)	(85,663)
Other expense	(6,125)	(16,957)	(24,500)	(19,565)

Total other income and expenses	(28,549)	(44,451)	(137,602)	(88,541)

Income before income taxes and minority interest	208,678	127,463	840,430	585,625

Provision for income taxes	54,324	21,872	221,901	155,000
Minority interest in net earnings (losses) of subsidiaries	2,606	21,849	3,398	80,229

Cumulative effect of changes in accounting principles	-	-	-	-
Minority interest on cumulative effect of changes in accounting principles	-	-	-

Net income	US$151,748	US$83,742	US$ 615,131	US$350,396

Net income per common share	US$ 2.97	US$1.87	US$ 12.05	US$8.50

Net income per ADS equivalent	US$ 0.74	US$0.47	US$ 3.01	US$2.13

Weighted average common shares outstanding (thousands)	51,023	44,834	51,066	41,224

Open Joint Stock Company “Vimpel-Communications”

Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2005	2004
	(In thousands of US dollars)
Assets
Current assets:
Cash and cash equivalents	US$363,646	US$305,857
Accounts receivable	144,197	119,566
Other current assets	453,582	371,999

Total current assets	961,425	797,422

Non-current assets
Property and equipment, net	3,211,112	2,314,405
Telecommunication licenses and allocation of frequencies, net	826,948	757,506
Goodwill	477,495	368,204
Other intangible assets, net	196,356	212,595
Other assets	633,700	330,109

Total non-current assets	5,345,611	3,982,819

Total assets	6,307,036	4,780,241

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	544,961	345,187
Due to related parties	709	7,290
Customer advances and deposits	317,503	278,170
Deferred revenue	1,301	1,893
Ruble denominated bonds payable	104,230	-
Bank loans, current portion	278,537	115,111
Capital lease obligations, current portion	2,913	2,851
Equipment financing obligations, current portion	35,787	71,577
Accrued liabilities	133,411	103 246

Total current liabilities	1,419,352	925 325

Deferred income taxes	371,008	296,967
Bank loans, less current portion	1,540,043	1,240,199
Capital lease obligations, less current portion	751	5,004
Accrued liabilities, less current portion	10,802	6,837
Ruble denominated bonds payable	-	108,113
Equipment financing obligations, less current portion	35,905	38,283

Minority interest	188,626	2,380

Shareholders’ equity	2,740,549	2,157,133

Total liabilities and shareholders’ equity	US$ 6,307,036	US$ 4,780,241

Condensed Consolidated Statements of Cash Flows

	Years ended December 31,
	2005	2004

	(In thousands of US dollars)

Net cash provided by operating activities	US$ 1,298,209	US$ 805,407
Proceeds from bank and other loans	864,418	1,064,927
Proceeds from issuance of ruble denominated bonds	-	94,214
Repayment of rouble denominated notes	-	(94,214)
Payments of fees in respect of debt issue	(19,669)	(16,133)
Purchase of treasury stocks	(18,374)	-
Repayment of bank and other loans	(374,682)	(82,637)
Repayment of equipment financing obligations	(92,077)	(110,744)
Repayment of capital lease obligations	-	(857)

Net cash provided by (used in) financing activities	359,616	854,556

Purchase of property and equipment	(1,178,470)	(925,133)
Proceeds from sale of property and equipment	52,578	-
Purchase of Kar-Tel stock, net of cash acquired of US$7,556	-	(344,414)
Sale of minority in consolidated subsidiaries	175,000	-
Purchase of DTI stock, net of cash acquired of US$382	-	(73,689)
Purchase of SakhalinTelecomMobile, net of cash acquired US$6,835	(48,382)	-
Purchase of SakhalinTelecom Limited	(5,040)	-
Sale of SakhalinTelecom Limited	4,968	-
Purchase of UkraineRadioSystems, net of cash acquired $625	(235,044)	-
Purchase of Tacom, net of cash acquired $35	(11,065)	-
Purchase of minority interest in consolidated subsidiaries	(8,534)	(12,884)
Purchase of intangible assets	(16,453)	(18,169)
Purchase of other assets	(320,423)	(142,964)

Net cash used in investing activities	(1,590,865)	(1,517,253)

Effect of exchange rate changes on cash and cash equivalents	(9,171)	5,536

Net increase in cash	57,789	148,246
Cash and cash equivalents at beginning of year	305,857	157,611

Cash and cash equivalents at end of year	US$ 363,646	US$ 305,857

Supplemental cash flow information
Cash paid during the period:
Income tax	$198,610	$177,705
Interest	140,809	80,490
Non-cash activities:
Equipment acquired under financing and capital lease agreements	US$ 12,628	US$ 14,216
Accounts payable for equipment and other long-lived assets	367,380	211,378
Operating activities financed by sale of treasury stock	5,291	1,546
Accrued debt and equity offering costs	5,195	-
Accrued capital contributions costs	-	2,082
Purchase of minority interest in VimpelCom-Region	-	794,795
Acquisitions:
Fair value of assets acquired	273,147	487,781
Difference between the amount paid and the fair value of net assets acquired	112,281	174,771
Cash paid for the capital stock	(310,006)	(426,041)

Liabilities assumed	US$ 75,442	US$ 236,511

Attachment C: Reconciliation tables

Reconciliation of OIBDA to operating income (Unaudited)

(In thousands of US dollars)

	Three months ended		Year ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
OIBDA	419,692	284,339	1,571,310	1,026,721
Impairment loss	0,000	0,000	0,000	(7,354)
Depreciation	(143,425)	(81,971)	(451,152)	(281,129)
Amortization	(39,040)	(30,454)	(142,126)	(64,072)
Operating income	237,227	171,914	978,032	674,166

Reconciliation of OIBDA margin to operating income

as percentage of total operating revenues (Unaudited)

	Three months ended		Year ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
OIBDA margin	46.1%	45.5%	48.9%	48.6%
Less:Impairment loss	0.0%	0.0%	0.0%	(0.3%)
Less:Depreciation as a percentage of total operating revenue	(15.7%)	(13.1%)	(14.0%)	(13.4%)
Less:Amortization as a percentage of total operating revenue	(4.3%)	(4.9%)	(4.4%)	(3.0%)
Operating income as a percentage of total operating revenue	26.1%	27.5%	30.5%	31.9%

Reconciliation of SAC to selling, general and

administrative expenses (Unaudited)

(In thousands of US dollars, except for SAC and

subscriber amounts)

	Three months ended			Year ended
	December 31, 2005	December 31, 2004	September 30, 2005	December 31, 2005	December 31, 2004
Selling, general and administrative expenses	335,666	231,064	283,856	1,085,807	720,127
Less: General and administrative expenses	216,163	141,025	190,745	702,193	454,050
Sales and marketing expenses, including	119,503	90,039	93,111	383,614	266,077
advertising & marketing expenses	48,042	21,649	30,886	135,248	68,142
dealers’ commission expense	71,461	68,390	62,225	248,366	197,935
New gross subscribers,’000	8,659	7,343	8,159	29,246	19,204
Subscriber Acquisition Cost (SAC) (US$)	13.8	12.3	11.4	13.1	13.9

Reconciliation of ARPU to service revenue and

connection fees (Unaudited)

(In thousands of US dollars, except for ARPU and

subscriber amounts)

	Three months ended			Year ended
	December 31, 2005	December 31, 2004	September 30, 2005	December 31, 2005	December 31, 2004
Service revenue and connection fees	900,916	612,720	881,841	3,175,221	2,070,720
Less: Connection fees	259	193	325	876	720
Less: Revenue from rent of fiber-optic channels	309	527	520	1,370	1,788
Service revenue used to calculate ARPU	900,348	612,000	880,996	3,172,975	2,068,212
Average number of subscribers,’000	42,426	22,764	37,709	35,393	16,986
Average revenue per subscriber per month (US$)	7.1	9.0	7.8	7.5	10.1